Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 2, 2026

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES K PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared a dividend of $0.315313 on its outstanding Series K Preferred Shares, payable on March 31, 2026 to shareholders of record on March 16, 2026. Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:        John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946